Exhibit (e)(15)

SEVERANCE AGREEMENT

THIS AGREEMENT, dated as of August 22, 2014 is made by and between Chiquita Brands International, Inc., a New Jersey corporation (the “Company”), and ______________ (the “Executive”).

WHEREAS, the Company considers it essential to the best interests of its stockholders to foster the continued employment of key management personnel; and

WHEREAS, the Board recognizes that, as is the case with many publicly held corporations, the possibility of a Change in Control exists and that such possibility, and the uncertainty and questions which it may raise among management, may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders; and

WHEREAS, the Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company’s management, including the Executive, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a Change in Control;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company and the Executive hereby agree as follows:

1.  Defined Terms. The definitions of capitalized terms used in this Agreement are provided in the last Section hereof.

2.  Term of Agreement. The Term of this Agreement shall commence on the date hereof and shall continue in effect through August 22, 2017; provided, however, that if a Change in Control shall have occurred during the Term, the Term shall not expire before the second anniversary of such Change in Control.

3.  Company’s Covenants Summarized.

3.1 In order to induce the Executive to remain in the employ of the Company and in consideration of the Executive’s covenants set forth in Section 4 hereof, the Company agrees, under the conditions described herein, to pay the Executive the Severance Payments and the other payments and benefits described herein. Except as provided in Section 9.1 hereof, no Severance Payments shall be payable under this Agreement unless there shall have been a termination of the Executive’s employment with the Company during the Term and following a Change in Control described in Section 6.1 hereof.

3.2 This Agreement shall not be construed as creating an express or implied contract of employment and, except as otherwise agreed in writing between the Executive and the Company, the Executive shall not have any right to be retained in the employ of the Company.

3.3 If the Executive materially breaches any of the terms of this Agreement, the Company shall immediately be entitled, in its sole discretion, to terminate its obligations to the Executive under this Agreement.

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3.4 If Executive is now, or at any time during the term of this Agreement becomes, employed by a subsidiary of the Company (including an indirect subsidiary of the Company), (a) all references herein to his employment, or termination of employment, by or with the Company shall, except where the context otherwise indicates, be deemed to be references to his employment, or termination of employment, by or with such subsidiary and (b) the Company shall have the right to cause such subsidiary to pay amounts and provide other benefits due to the Executive under this Agreement on the Company’s behalf, provided that nothing in this clause (b) shall relieve the Company of its obligation to cause all such amounts to be paid and such benefits to be provided to the Executive when due. The transfer of the Executive to the employ of the Company or any subsidiary of the Company shall not constitute a termination of his employment for purposes of this Agreement.

4.  The Executive’s Covenants

4.1 The Executive shall execute a release of claims against the Company substantially in the form set forth as Exhibit A hereto in connection with the Executive’s termination of employment under the terms of this Agreement and as a condition to any payment or other provision of benefits by the Company hereunder. Such release must be executed by the Executive within 45 days following the Date of Termination (the “Release Deadline”)

4.2 Following termination of his employment with the Company, the Executive shall not use or disclose confidential information with respect to the Company or any of its subsidiaries to any person not authorized by the Company to receive such information, and the Executive shall assist the Company, in such manner as may reasonably be requested by the Company, in any litigation in which the Company or any of its subsidiaries is or may become involved. The Executive’s obligations under this Section 4.2 shall not be limited by the Term of this Agreement and shall continue in full force following the expiration of this Agreement.

4.3 For a period extending until twenty-four (24) months after a termination of the Executive’s employment during the Term and following a Change in Control, the Executive shall not directly or indirectly (a) solicit or attempt to solicit any employee to leave the employ of the Company; (b) engage or hold an interest in any company listed in Exhibit B hereto or any subsidiary or affiliate of such business (the “Competing Businesses”), or directly or indirectly have any interest in, own, manage, operate, control, be connected with as a stockholder (other than as a stockholder of less than five percent (5%)), joint venturer, officer, director, partner, employee or consultant, or otherwise engage or invest or participate in, any business conducted by a Competing Business; or (c) indirectly interfere with or disrupt any relationship, contractual or otherwise, between the Company and its customers, suppliers, distributors or other similar parties or contact any customer for the purpose of influencing the directing or transferring of any business or patronage away from the Company.

5.  Compensation Other Than Severance Payments; Adjustment of Long-Term Performance Awards.

5.1 If the Executive’s employment shall be terminated for any reason during the Term and following a Change in Control, the Company shall pay the Executive’s full salary to the Executive through the Date of Termination at the rate in effect immediately prior to the Date of Termination or, if higher, the rate in effect immediately prior to the Change in Control, together with all compensation and benefits (including without limitation, pay for accrued but unused vacation) payable to the Executive through the Date of Termination under the terms of the Company’s compensation and benefit plans, programs or arrangements as in effect immediately prior to the Date of Termination.

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5.2 If the Executive’s employment shall be terminated for any reason during the Term and following a Change in Control, the Company shall provide to the Executive the Executive’s normal post-termination compensation and benefits (including but not limited to outplacement services and, if the Executive’s place of employment was outside the United States, all benefits under the Company’s repatriation policy to which the Executive would be entitled if there were approval by all Company departments whose approval is required under such policy) as such payments and benefits become due. Such post-termination compensation and benefits shall be determined under, and paid in accordance with, the Company’s retirement, insurance and other compensation or benefit plans, programs, policies and arrangements as in effect immediately prior to the Date of Termination.

5.3 If, at the time of a Change in Control, the Executive holds any cash or equity-based awards the vesting of which was made contingent upon the attainment of performance goals with respect to a performance period of greater than one year (“LTIP Awards”), upon the occurrence of a Change in Control, notwithstanding the terms of any such award (or any plan under which the award is made), the performance goals with respect to each such LTIP Award shall be deemed attained at the target level and the vesting of each such award shall, subject to Section 6.1 (C) hereof, be conditioned solely upon the Executive’s continued employment through the remainder of the applicable performance period, upon which date such LTIP Award shall be immediately paid in full, unless a later payment date is required in order to comply with Section 409A of the Code, in which case such LTIP Award shall be paid out upon the earliest date permissible without violation of Section 409A of the Code.

6.  Severance Payments.

6.1 Subject to Section 6.2 hereof, if (1) a Change in Control occurs during the Term, and (2) the Executive’s employment is terminated (other than (A) by the Company for Cause, (B) by reason of death or Disability, or (C) by the Executive without Good Reason) and the Date of Termination in connection therewith occurs within two (2) years after such Change in Control then the Company shall pay the Executive the amounts, and provide the Executive the benefits, hereinafter described in this Section 6.1 (“Severance Payments”), in addition to any payments and benefits to which the Executive is entitled under Section 5 hereof.

(A)	In lieu of any further salary payments to the Executive for periods subsequent to the Date of Termination and in lieu of any severance benefit otherwise payable by the Company or any of its subsidiaries to the Executive, the Company shall pay to the Executive a lump sum severance payment, in cash, equal to two (2.0) times the sum of (i) the Executive’s base salary as in effect immediately prior to the Date of Termination or, if higher, in effect immediately prior to the Change in Control (the “Base Salary”), plus (ii) the target annual bonus established for the Executive under the bonus plan maintained by the Company in respect of the fiscal year in which occurs the Date of Termination (or, if higher, in respect of the fiscal year in which occurs the Change in Control). If, notwithstanding the foregoing provision that the lump sum severance is to be in lieu of any severance benefit otherwise payable, the Company or any of its subsidiaries is required by applicable law to pay such a benefit, the Company’s obligation to pay such lump sum severance hereunder shall be offset and reduced by the amount of the benefit required to be paid by applicable law. The amounts payable under this Section 6.1(A) shall be reduced dollar-for-dollar for any salary and other compensation payments made pursuant to Section 7.4 hereof.

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(B)	For the 24-month period immediately following the Date of Termination, the Company shall arrange to provide the Executive and his dependents with life, disability, accident and health insurance benefits substantially similar to those provided to the Executive and his dependents immediately prior to the Date of Termination (or, if more favorable to the Executive, those provided to the Executive and his dependents immediately prior to the Change in Control), at no greater cost to the Executive on an after-tax basis than the cost to the Executive immediately prior to such date or occurrence. Benefits otherwise receivable by the Executive pursuant to this Section 6.1(B) shall cease if benefits of the same type are received by or made available to the Executive by a subsequent employer during the applicable period set forth above (and any such benefits received by or made available to the Executive shall be reported to the Company by the Executive). If the Severance Payments shall be decreased pursuant to Section 6.2 hereof, and the Section 6.1(B) benefits which remain payable after the application of Section 6.2 hereof are thereafter discontinued pursuant to the immediately preceding sentence, the Company shall, no later than five (5) business days following such discontinuation, pay to the Executive the least of (a) the amount of the decrease made in the Severance Payments pursuant to Section 6.2 hereof, (b) the value of the discontinued Section 6.1(B) benefits, or (c) the maximum amount which can be paid to the Executive without being, or causing any other payment to be, nondeductible by reason of Section 280G of the Code or subject to taxation under Section 409A of the Code. The time period during which benefits are payable under this Section 6.1(B) shall be reduced by the amount of time benefits are paid to Executive pursuant to Section 7.4 hereof.

(C)	Notwithstanding any provision of any incentive, stock, retirement, savings or other plan to the contrary, as of the Date of Termination, (i) the Executive shall be fully vested in (1) all then outstanding options to acquire stock of the Company (or if such options have been assumed by, or replaced with options for shares of, a parent, surviving or acquiring company, such assumed or replacement options), and all then outstanding restricted shares of stock of the Company (or the stock of any parent, surviving or acquiring company into which such restricted shares have been converted or for which they have been exchanged) and all other equity or equity-based awards, including performance awards outstanding on the date hereof having stock price and/or relocation vesting conditions, held by the Executive immediately prior to termination, other than LTIP Awards, which are governed by the last sentence of this Section 6.1(C), (2) all accrued basic match and incremental match employer contributions under the Company’s Capital Appreciation Plan, and (3) to the extent permissible under the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), all amounts credited to his account under the Company’s 401(k) Savings and Investment Plan which are attributable to employer contributions; and (ii) all stock options referred to in clause (i) above shall remain exercisable until the earlier of (x) the 1st anniversary of the Date of Termination or (y) the otherwise applicable expiration date of such option; provided, however, that if the Date of Termination is more than one year after the date of a Change of Control, then the foregoing provisions of this (ii) shall apply only to the extent such application would not cause the stock option to be subject to Section 409A of the Code, and if any stock options would be subject to Section 409A of the Code, such options shall remain exercisable in accordance with the terms of the applicable award agreement and stock option plan rather than the terms of this Agreement. To the extent that the full vesting of the Executive under clause (i)(3) of the preceding sentence would violate either ERISA or the Code, the Company shall pay to the Executive a lump sum amount, in cash, equal to the amount which cannot become fully vested. With respect to LTIP Awards held by the Executive upon the Date of Termination, the Executive will become fully vested (and paid in accordance with Section 5.3) in each such award upon the Date of Termination, at target level of performance and otherwise in accordance with the terms of the Company Stock and Incentive Plan.

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(D)	The Company shall pay to the Executive a lump sum amount, in cash, equal to the Executive’s target annual bonus under the bonus plan maintained by the Company in respect of the fiscal year in which occurs the Date of Termination (or, if higher, in respect of the fiscal year in which occurs the Change of Control) multiplied by a fraction, the numerator of which is the number of days in such fiscal year through and including the Date of Termination, and the denominator of which is 365.

6.2 (A) Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit received or to be received by the Executive (including any payment or benefit received or to be received in connection with a Change in Control or the termination of the Executive's employment, whether pursuant to the terms of this Agreement or any other plan, arrangement or agreement) (all such payments and benefits, including the Severance Payments, being hereinafter referred to as the "Total Payments") would be subject (in whole or part), to the Excise Tax, then, after taking into account any reduction in the Total Payments provided by reason of Section 280G of the Code in such other plan, arrangement or agreement, the cash Severance Payments that do not constitute deferred compensation within the meaning of Section 409A shall first be reduced, all other Severance Payments that do not constitute deferred compensation within the meaning of Section 409A shall be next reduced, and all other Severance Payments that do constitute deferred compensation within the meaning of Section 409A shall thereafter be reduced (beginning with those payments last to be paid), to the extent necessary so that no portion of the Total Payments is subject to the Excise Tax but only if (A) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments) is greater than or equal to (B) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such Total Payments and the amount of Excise Tax to which the Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments); provided, however, that, to the extent providing or making such election will not result in a violation of Section 409A of the Code, the Executive may elect to have the noncash Severance Payments reduced (or eliminated) prior to any reduction of the cash Severance Payments.

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(B)	For purposes of determining whether and the extent to which the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax, (i) no portion of the Total Payments the receipt or enjoyment of which the Executive shall have waived at such time and in such manner as not to constitute a "payment" within the meaning of Section 280G(b) of the Code shall be taken into account, (ii) no portion of the Total Payments shall be taken into account which, in the opinion of tax counsel ("Tax Counsel") reasonably acceptable to the Executive does not constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) and, in calculating the Excise Tax, no portion of such Total Payments shall be taken into account which, in the opinion of Tax Counsel, constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the Base Amount allocable to such reasonable compensation, and (iii) the value of any non cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by Tax Counsel in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. For purposes of this Section 6.2, (1) the Executive shall be deemed to pay federal income tax at the highest marginal rate of federal income taxation in the calendar year in which the applicable Total Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of the Executive's residence in the calendar year in which the applicable Total Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes and (2) except to the extent that the Executive otherwise notifies the Company, the Executive shall be deemed to be subject to the loss of itemized deductions and personal exemptions to the maximum extent provided by the Code for each dollar of incremental income

(C)	At the time that payments are made under this Agreement, the Company shall provide the Executive with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations including, without limitation, any opinions or other advice the Company has received from Tax Counsel or other advisors or consultants (and any such opinions or advice which are in writing shall be attached to the statement). If the Executive objects to the Company's calculations, the Company shall pay to the Executive such portion of the Severance Payments (up to 100% thereof) as the Executive determines is necessary to result in the proper application of subsection A of this Section 6.2, subject to Section 14.2 hereof.

6.3 The payments provided in subsection (A), (B) and (D) (and to the extent applicable, subsection (C)) of Section 6.1 hereof shall be made not later than the fifteenth (15th) day following the Release Deadline (or such later day as may be required by Section 409A of the Code), provided, however, that if the amounts of such payments, and the potential limitation on such payments set forth in Section 6.2 hereof, cannot be finally determined on or before such day, the Company shall pay to the Executive on such day an estimate, as determined in good faith by the Company, of the minimum amount of such payments to which the Executive is clearly entitled and shall pay the remainder of such payments (together with interest on the unpaid remainder (or on all such payments to the extent the Company fails to make such payments when due) at 120 percent of the rate provided in Section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the sixtieth (60th) day after the Release Deadline (or such later day as may be required by Section 409A of the Code). At the time that payments are made under this Agreement, the Company shall provide the Executive with a written statement setting forth the manner in which such payments were calculated and the basis for such calculations including, without limitation, any opinions or other advice the Company has received from the Tax Counsel or other advisors or consultants (and any such opinions or advice which are in writing shall be attached to the statement).

6.4 The Company also shall pay to the Executive all reasonable legal fees and expenses incurred by the Executive in disputing in good faith any issue hereunder relating to the termination of the Executive’s employment, in seeking in good faith to obtain or enforce any benefit or right provided by this Agreement or in connection with any tax audit or proceeding to the extent attributable to the application of Section 4999 of the Code to any payment or benefit provided hereunder. Such payments shall be made within five (5) business days after delivery of the Executive’s written requests for payment accompanied with such evidence of fees and expenses incurred as the Company reasonably may require; provided that such written request must be submitted within ninety (90) days of the incurrence of the applicable fee or expense.

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7.  Termination Procedures and Compensation During Dispute.

7.1 Notice of Termination. Any purported termination of the Executive’s employment hereunder (other than by reason of death) shall be communicated by written Notice of Termination from one party hereto to the other party hereto in accordance with Section 10 hereof. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated. Further, a Notice of Termination for Cause is required to include a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board which was called and held for the purpose of considering such termination (after reasonable notice to the Executive and an opportunity for the Executive, together with the Executive’s counsel, to be heard before the Board) finding that, in the good faith opinion of the Board, the Executive was guilty of conduct set forth in clause (i) or (ii) of the definition of Cause herein, and specifying the particulars thereof in detail.

7.2 Date of Termination. “Date of Termination,” with respect to any purported termination of the Executive’s employment hereunder, including a termination described in the second sentence of Section 6.1 hereof, shall mean the date specified in the Notice of Termination (which, except in the case of a termination for Cause, shall not be less than fifteen (15) days nor more than thirty (30) days, respectively, from the date such Notice of Termination is given).

7.3 Dispute Concerning Termination. If, prior to the Date of Termination (as determined without regard to this Section 7.3), the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, the Date of Termination shall be extended until the earlier of (i) the date on which the Term ends or (ii) the date on which the dispute is finally resolved, either by mutual written agreement of the parties or by a final judgment, order or decree of an arbitrator (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected); provided, however, that the Date of Termination shall be extended by a notice of dispute given by the Executive only if such notice is given in good faith and the Executive pursues the resolution of such dispute with reasonable diligence.

7.4 Compensation During Dispute. If a purported termination occurs following a Change in Control and during the Term and the Date of Termination is extended in accordance with Section 7.3 hereof, the Company shall continue to pay the Executive the full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, salary) and continue the Executive as a participant in all compensation, benefit and insurance plans in which the Executive was participating when the notice giving rise to the dispute was given, until the Date of Termination, as determined in accordance with Section 7.3 hereof. Payments of compensation otherwise receivable pursuant to this Section 7.4 shall be reduced to the extent cash compensation is received by the Executive from a subsequent employer for services rendered during the period described in this Section 7.4 (and any such compensation received by a subsequent employer shall be reported by the Executive to the Company), and benefits otherwise receivable pursuant to this Section 7.4 shall be also be reduced in the manner provided in the penultimate sentence of Section 6.1(B) hereof. Pursuant to Sections 6.1(A) and (B), amounts paid under this Section 7.4 during the pendency of a dispute shall be offset against and reduce other amounts due under such Sections.

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8. No Mitigation. The Company agrees that, if the Executive’s employment with the Company terminates during the Term, the Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Executive by the Company pursuant to Section 6 hereof or Section 7.4 hereof. Further, the amount of any payment or benefit provided for in this Agreement (other than as expressly provided in Section 6.1(A), 6.1(B) or 7.4 hereof) shall not be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to the Company, or otherwise.

9.  Successors; Binding Agreement.

9.1 In addition to any obligations imposed by law upon any successor to the Company, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. Failure of the Company to obtain such assumption and agreement within 30 days after a written demand therefor is delivered to the Board by the Executive shall be a breach of this Agreement and shall entitle the Executive to terminate Executive’s employment and receive compensation from the Company in the same amount and on the same terms as the Executive would be entitled to hereunder if the Executive were to terminate the Executive’s employment for Good Reason after a Change in Control, except that, for purposes of implementing the foregoing, the date on which any such succession becomes effective shall be deemed the date of the Change in Control. Upon the "Completion" (as such term is defined in the Transaction Agreement, dated as of March 10, 2014, by and among the Company, Fyffes plc ("Fyffes"), CBII Holding Corporation and Chicago Merger Sub, Inc.) this Agreement shall be automatically assumed by ChiquitaFyffes plc and references herein to the Company shall be deemed to be references to ChiquitaFyffes plc.

9.2 This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive shall die while any amount would still be payable to the Executive hereunder (other than amounts which, by their terms, terminate upon the death of the Executive) if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of the Executive’s estate.

10. Notices. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given if (a) mailed by registered mail, return receipt requested, postage prepaid, (b) transmitted by hand delivery, (c) sent by next-day or overnight delivery through Federal Express, UPS or another similar nationally recognized delivery service, (d) sent by facsimile or telecopy (provided a copy is contemporaneously mailed by first class mail), addressed in each case if to the Executive, to the address inserted below the Executive’s signature on the final page hereof and, if to the Company, to the address set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon actual receipt:

To the Company:

Chiquita Brands International, Inc.

550 South Caldwell Street

Charlotte, North Carolina 28202

Attention: Corporate Secretary

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All such notices shall be deemed to have been received (w) if by certified or registered mail, on the seventh business day after the mailing thereof, (x) if by personal delivery, on the business day after such delivery, (y) if by next-day or overnight delivery, on the business day after such delivery and (z) if by facsimile or telecopy, on the business day following the sending of such facsimile or telecopy.

11. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by the Executive and such officer as may be specifically designated by the Board. No waiver by either party hereto at any time of any breach by the other party hereto of, or of any lack of compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. This Agreement supersedes any other agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof which have been made by either party; provided, however, that this Agreement shall supersede any agreement setting forth the terms and conditions of the Executive’s employment with the Company only in the event that the Executive’s employment with the Company is terminated on or following a Change in Control, by the Company other than for Cause or by the Executive for Good Reason. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of North Carolina. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to such sections. Any payments provided for hereunder shall be paid net of any applicable withholding required under federal, state or local law and any additional withholding to which the Executive has agreed. The obligations of the Company and the Executive under this Agreement which by their nature may require either partial or total performance after the expiration of the Term (including, without limitation, those under Sections 6 and 7 hereof) shall survive such expiration. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

12. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

13. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

14. Settlement of Disputes; Arbitration; 409A Compliance.

14.1 All claims by the Executive for benefits under this Agreement shall be directed to and determined by the Employee Benefits Committee of the Company and shall be in writing. Any denial by the Employee Benefits Committee of a claim for benefits under this Agreement shall be delivered to the Executive in writing and shall set forth the specific reasons for the denial and the specific provisions of this Agreement relied upon. The Employee Benefits Committee shall afford a reasonable opportunity to the Executive for a review of the decision denying a claim and shall further allow the Executive to appeal to the Compensation Committee of the Board a decision of the Employee Benefits Committee within sixty (60) days after notification by the Employee Benefits Committee that the Executive’s claim has been denied.

14.2 Except as provided in Section 14.3, any further dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Charlotte, North Carolina, pursuant to de novo review in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. Notwithstanding any provision of this Agreement to the contrary, the Executive shall be entitled to seek specific performance of the Executive’s right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

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14.3 Notwithstanding anything herein to the contrary, the Executive agrees that it would be difficult to measure any damages caused to the Company that might result from any breach by the Executive of the provisions of Sections 4.2 or 4.3 hereof, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, the Executive agrees that in the case of breach, or proposed breach, of such provisions, the Company shall be entitled, in addition to all other remedies that it may have, to seek an injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company.

14.4 It is the intention of the Company and the Executive that this Agreement not result in taxation of the Executive under Section 409A of the Code and the regulations and guidance promulgated thereunder and that the Agreement shall be construed in accordance with such intention. Without limiting the generality of the foregoing, the Company and the Executive agree as follows:

(A) Notwithstanding anything to the contrary herein, if the Executive is a “specified employee” (within the meaning of Section 409A(a)(2)(B)(i) of the Code) with respect to the Company, any amounts (or benefits) otherwise payable to or in respect of him under this Agreement pursuant to the Executive's termination of employment with the Company shall be delayed, to the extent required so that taxes are not imposed on the Executive pursuant to Section 409A of the Code, and shall be paid upon the earliest date permitted by Section 409A(a)(2) of the Code;

(B) For purposes of this Agreement, the Executive's employment with the Company will not be treated as terminated unless and until such termination of employment constitutes a “separation from service” for purposes of Section 409A of the Code;

(C) To the extent necessary to comply with the provisions of Section 409A of the Code and the guidance issued thereunder reimbursements to the Executive under this Agreement shall be made not later than the end of the calendar year following the year in which the reimbursable expense is incurred and shall otherwise be made in a manner that complies with the requirements of Treasury Regulation Section 1.409A-3(i)(l)(iv); and

(D) Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate identified payment for purposes of Section 409A of the Code, and any payments described in this Agreement that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise.

15. Definitions. For purposes of this Agreement, the following terms shall have the meanings indicated below:

(A)	“Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

(B)	“Base Amount” shall have the meaning set forth in Section 280G(b)(3) of the Code.

(C)	“Beneficial Owner” shall have the meaning set forth in Rule 13d-3 under the Exchange Act.

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(D)	“Board” shall mean the Board of Directors of the Company.

(E)	“Cause” for termination by the Company of the Executive’s employment shall mean (i) the willful and continued failure by the Executive to substantially perform the Executive’s duties with the Company (other than any such failure resulting from the Executive’s incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a Notice of Termination for Good Reason by the Executive pursuant to Section 7.1 hereof) that has not been cured within 30 days after a written demand for substantial performance is delivered to the Executive by the Board, which demand specifically identifies the manner in which the Board believes that the Executive has not substantially performed the Executive’s duties, (ii) the willful engaging by the Executive in conduct which is demonstrably and materially injurious to the Company or its subsidiaries, monetarily or otherwise, or (iii) the refusal of the Executive to cooperate with any legal proceeding or investigation, if requested to do so by the Company. For purposes of clauses (i) and (ii) of this definition, no act, or failure to act, on the Executive’s part shall be deemed “willful” unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the Executive’s act, or failure to act, was in the best interest of the Company.

(F)	A “Change in Control” shall have the meaning set forth in the Company’s Amended and Restated 2002 Stock Option Plan, as in effect on the date hereof; provided that the Completion shall not constitute a Change in Control.

(G)	“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

(H)	“Company” shall mean Chiquita Brands International, Inc., and, except in determining under Section 16(F) hereof whether or not any Change in Control of the Company has occurred, shall include any successor to its business and/or assets which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(I)	“Date of Termination” shall have the meaning set forth in Section 7.2 hereof.

(J)	“Disability” shall be deemed the reason for the termination by the Company of the Executive’s employment, if, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall have been absent from the full-time performance of the Executive’s duties with the Company for a period of six (6) consecutive months, the Company shall have given the Executive a Notice of Termination for Disability, and, within thirty (30) days after such Notice of Termination is given, the Executive shall not have returned to the full-time performance of the Executive’s duties.

(K)	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time.

(L)	“Excise Tax” shall mean the excise tax imposed under Section 4999 of the Code.

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(M)	“Executive” shall mean the individual named in the first paragraph of this Agreement.

(N)	“Final Determination” means an audit adjustment by the Internal Revenue Service that is either (i) agreed to by both the Executive (or his estate) and the Company (such agreement by the Company to be not unreasonably withheld) or (ii) sustained by a court of competent jurisdiction in a decision with which the Executive and the Company concur (such concurrence by the Company to be not unreasonably withheld) or with respect to which the period within which an appeal may be filed has lapsed without a notice of appeal being filed or there is no further right of appeal.

(O)	“Good Reason” for termination by the Executive of the Executive’s employment shall mean the occurrence (without the Executive’s express written consent) after any Change in Control described in Section 6.1 hereof, of any one of the following acts by the Company, or failures by the Company to act, provided such act (or failure to act) is not cured within 30 days after receipt of written notice from Executive:

(I)            the assignment to the Executive of any duties inconsistent with the Executive’s status as an executive officer of the Company (provided that Good Reason shall not be deemed to have occurred merely by reason of the Company becoming a subsidiary of another company) or a substantial adverse alteration in the nature or status of the Executive’s responsibilities from those in effect immediately prior to such Change in Control;

(II)           a reduction by the Company in the Executive’s annual base salary or target annual bonus opportunity as in effect immediately prior to such Change in Control or as the same may thereafter be increased from time to time, or a failure to provide the Executive with participation in any stock option or other equity-based plan in which other employees of the Company (and any parent, surviving or acquiring company) participate on a basis that does not unreasonably discriminate against the Executive as compared to such other employees who have similar levels of responsibility and compensation;

(III)          the relocation of the Executive’s principal place of employment to a location more than 50 miles from the Executive’s principal place of employment immediately prior to such Change in Control, except for required travel on the Company’s business to an extent substantially consistent with the Executive’s business travel obligations immediately prior to such Change in Control; or

(IV)          any material breach by the Company of its obligations under this Agreement; provided, however, that, the Notice of Termination in connection with the foregoing acts or failure to act must be communicated by the Executive to the Company within six months of the Executive becoming aware of such act or failure to act.

The Executive’s right to terminate the Executive’s employment for Good Reason shall not be affected by the Executive’s incapacity due to physical or mental illness. Except as provided above, the Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder.

(P)	“Notice of Termination” shall have the meaning set forth in Section 7.1 hereof.

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(Q)	“Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(R)	“Severance Payments” shall have the meaning set forth in Section 6.1 hereof.

(S)	“Tax Counsel” shall have the meaning set forth in Section 6.2 hereof.

(T)	“Term” shall mean the period of time described in Section 2 hereof (including any extension described therein).

(U)	“Total Payments” shall mean those payments so described in Section 6.2 hereof.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CHIQUITA BRANDS
INTERNATIONAL, INC.

By:

Name:	Edward F. Lonergan
Title:	President and Chief Executive Officer

EXECUTIVE:

Title:

Address:

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Exhibit A

GENERAL RELEASE AND WAIVER

In exchange for the payments and benefits identified in the Severance Agreement (the "Agreement") between Chiquita Brands International, Inc. (the "Company") and ("Employee"), which Employee acknowledges are in addition to anything of value to which he is already entitled, Employee hereby releases, settles and forever discharges the Company, its parent, subsidiaries, affiliates, successors and assigns, together with their past and present directors, officers, employees, agents, insurers, attorneys, and any other party associated with the Company, to the fullest extent permitted by applicable law, from any and all claims, causes of action, rights, demands, debts, liens, liabilities or damages of whatever nature, whether known or unknown, suspected or unsuspected, which Employee ever had or may now have against the Company or any of the foregoing. This includes, without limitation, any claims, liens, demands, or liabilities arising out of or in any way connected with Employee's employment with the Company and the termination of that employment pursuant to any federal, state or local laws regulating employment such as the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Americans With Disabilities Act of 1990, the Family and Medical Leave Act of 1993, the Civil Rights Act known as 42 USC 1981, the Employee Retirement Income Security Act of 1974 ("ERISA"), the Worker Adjustment and Retraining Notification Act ("WARN"), the Fair Labor Standards Act of 1938, as well as all other federal, state and local laws, except that this release shall not affect any rights of Employee as to (i) any claim that arises after the date on which Employee executes this Release, (ii) any claim for vested benefits which may be due Employee under any employee benefit plans in which Employee was a participant; (iii) any claim relating to Employee's eligibility for indemnification in accordance with applicable laws or the Company's certificate of Incorporation or by-laws (or those of any affiliate or subsidiary) or any applicable insurance policy, with respect to any liability Employee has incurred or may incur as a director, officer or employee of the Company or any subsidiary or affiliate (including as a trustee, director or officer of any employee benefit plan), and (iv) benefits payable under any Social Security, Worker's Compensation or Unemployment laws or rights arising out of any breach of the Agreement by the Company.

[For Employees Age 40 or Older]

Employee further expressly and specifically waives any and all rights or claims under the Age Discrimination In Employment Act of 1967 and the Older Workers Benefit Protection Act (collectively the “Act”). Employee acknowledges and agrees that this waiver of any right or claim under the Act (the “Waiver”) is knowing and voluntary, and specifically agrees as follows: (a) that the Agreement and this Waiver are written in a manner which he understands; (b) that this Waiver specifically relates to rights or claims under the Act; (c) that he does not waive any rights or claims under the Act that may arise after the date of execution of this Waiver; (d) that he waives rights or claims under the Act in exchange for consideration in addition to anything of value to which he is already entitled; and (e) that he is advised in writing to consult with an attorney prior to executing this General Release and Waiver.

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EXHIBIT B

The Competing Businesses consist of:

(A) the following companies and their subsidiaries and affiliates, as well as any company which acquires all or substantially all of the banana, packaged salads, fresh fruit, or fresh cut fruit business, as the case may be, of any of the following companies:

Dole Food Company, Inc.; Fresh Del Monte Produce Inc.; Fyffes plc*; Noboa Group; Taylor Farms

(B) any company in which Employee shall hold a management position in which Employee’s primary responsibility shall be to manage or supervise the retail sale of bananas and which sources such bananas, in any amount whatsoever, from (x) farms in which it has any direct or indirect economic or similar interest, or (y) third-parties whose principal business is the wholesale distribution of bananas from farms in which they have a direct or indirect economic or similar interest.

(C) any company that was, at the time of your termination of employment with the Company or any of its Subsidiaries, in direct competition with the Company or any of its Subsidiaries or their respective joint ventures in the banana, packaged salads, fresh fruit or fresh cut fruit business in the United States or Europe, the produce business in the Far East, or the processed fruit ingredients business in the United States or Europe, provided that you were employed in or provided substantial services to such fresh cut, Far East or processed fruit ingredient business conducted by the Company or any of its Subsidiaries or such joint ventures within two years prior to the date of your termination of employment.

*Fyffes plc will be removed from the list of competing businesses immediately upon consummation of the closing of the business combination between Fyffes plc and Chiquita Brands International, Inc.

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